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                             September 30, 2021

       Luo Xinpeng
       Chief Accountant
       Guangshen Railway Company Limited
       No. 1052 Heping Road, Luohu District
       Shenzhen
       People   s Republic of China 518010

                                                        Re: Guangshen Railway
Company Limited
                                                            Form 20-F for
Fiscal Year Ended December 31, 2020
                                                            File No. 001-14362

       Dear Mr. Luo Xinpeng:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2020

       Key Information
       Risk Factors, page 7

   1.                                                   We note the Risk Factor
section titled    Risks Relating to Conducting Business in China
                                                        on page 16. Revise to
present these disclosures more prominently in your filing by placing them towards the
forepart of the Risk Factors section.

                                                        In addition, it appears
necessary to re-evaluate whether risks identified in other sections should be included
under this section. In this regard, we note a number of risks appear to be relevant to
conducting business in China versus risks associated with your business, regulatory compliance,
or your shareholders. For example, and without limitation, the risk factor at the bottom of
page 11 indicates that you have been granted certain rights by the
                                                        Ministry of Railways
and the State Council with respect to certain aspects of your railroad and related businesses
and operations and the identified risk indicates that    we cannot
  Luo Xinpeng
FirstName
GuangshenLastName    Luo Xinpeng
          Railway Company   Limited
Comapany 30,
September NameGuangshen
              2021        Railway Company Limited
September
Page 2    30, 2021 Page 2
FirstName LastName
         assure you that these rights will not be affected by future changes in PRC governmental policies or regulations or that other railway operators will not be granted similar rights within our service region.
Risks Relating to Our Shareholders, page 14

2. You disclose that China Railway Guangzhou Group Co., Ltd. can exercise substantial influence over your company. Please revise to provide this information as more prominent disclosure in your filing and to provide specific disclosure that identifies who controls China Railway Guangzhou Group Co., Ltd.
Risks Relating to Conducting Business in China, page 16

3.       We note your disclosure that    As we are established, and operate
substantially all of our
         businesses, in China, any changes in the political, economic and social conditions of the
         PRC or any changes in PRC governmental policies or regulations, including a change in the PRC government's economic or monetary policies or railway or other transportation regulations, may have a material adverse effect on our business and operations and our
         results of operations.    Expand the disclosure under this risk factor
to also provide specific
         and prominent disclosure about the legal and operational risks associated with operating in
         China. Your disclosure should make clear whether these specific risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4.       We note the risk factor on page 18 titled    The differences with
respect to the PRC legal
         system could limit the legal protections available to you.    Revise
the disclosure under this
         risk factor to provide specific and prominent disclosure about the risks that operating in
         China poses to investors. In particular, describe the regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs.
5.       We note your disclosure that the    PRC government is expected to
continue its reforms,
         and many of its economic and monetary policies still need to be developed and refined. In addition, certain changes in governmental policies from time to time may negatively affect
         our business and operations.    Given the Chinese government   s
significant oversight and
         discretion over the conduct of your business, please revise to provide specific and prominent disclosure highlighting the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs.
Risks Associated with Chinese Accounting Firms, page 18
  Luo Xinpeng
Guangshen Railway Company Limited
September 30, 2021
Page 3

6. Revise to disclose that trading in your securities may be prohibited under the Holding
         Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan
Horowitz, Branch Chief, at (202) 551-3311 with any questions.



FirstName LastName Luo Xinpeng                                Sincerely,
Comapany NameGuangshen Railway Company Limited
                                                              Division of
Corporation Finance
September 30, 2021 Page 3                                     Office of Energy
& Transportation
FirstName LastName